

January 5, 2010

Via U.S. Mail

Jon S. Ross
Corporate Secretary
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas 75237

>   **Re: Cubic Energy, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed December 10, 2009**
>   **File Number 1-34144**

Dear Mr. Ross:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Summary of Actions Taken, page 1

1.   Please describe the material terms of the "pre-paid drilling credits" that you acquired from Tauren Exploration, Inc. and Langtry Mineral & Development, LLC.

2.   We note your disclosure regarding the net overriding royalty interest conveyed to Tauren in connection with the acquisition of the drilling credits. Please advise us how significant such interest is to your historical results of operations.

Authorization and Issuance of Shares, page 5

3.   Please revise your filing to provide all the information required by Item 11 of Schedule 14A with respect to the shares of common stock and convertible preferred stock to be issued to Langtry.

4.   Please revise your filing to state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock. If you have any such plans, proposals or arrangements, please describe them and disclose your anticipated use of the proceeds from the issuance of the additional shares.

Interests of Certain Persons, page 6

5.   We note your disclosure that Calvin Wallen controls Langtry. Please disclose the number of shares of your common stock that will be beneficially owned by Calvin Wallen after the contemplated issuance of shares to Langtry.

6.   Please disclose the material terms of the acquisition of the drilling credits by Langtry and Tauren.

7.   We note your disclosure that it is your policy that any transactions with related parties be on terms no less favorable than could be obtained from unaffiliated third parties and approved by a majority of the disinterested members of the Board. Please clarify whether the special committee determined that the transaction with Tauren and Langtry was on terms no less favorable than could be obtained from unaffiliated third parties.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        David R. Earhart
        (214) 999-3645